

May 16, 2023

Wing Wah Cheng
Chief Executive Officer
Samfine Creation Holdings Group Limited
Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon
Hong Kong

> **Re: Samfine Creation Holdings Group Limited**
> **Amendment No. 6 to Draft Registration Statement on Form F-1**
> **Submitted May 4, 2023**
> **CIK No. 0001926792**

Dear Wing Wah Cheng:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 6 to Draft Registration Statement

General

1. We note your disclosure that the CSRC recently published Trial Measures that impose certain filing requirements on your indirect overseas listing and offering. Please revise to disclose whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures. Please remove any language that qualifies your obligation to complete the filing, including disclosure on the cover page stating that you may not be able to complete the filing because the filing materials are incomplete or do

Wing Wah Cheng
Samfine Creation Holdings Group Limited
May 16, 2023
Page 2

not meet the requirements of the CSRC.

You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ying Li